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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                  ZYMETX, INC.
             (Exact name of registrant as specified in its charter)




        DELAWARE                                     75-731444040
(State of incorporation                    (I.R.S. Employer Identification No.)
 or organization)

  800 Research Parkway, Suite 100
      Oklahoma City, Oklahoma                            73104
(Address of principal executive offices)              (Zip Code)



     Securities to be registered pursuant to Section 12(b) of the Act: None


       Securities to be registered pursuant to Section 12(g) of the Act:

                     Title of each class to be so registered

                                     Rights


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ITEM 1.       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On February 3, 1999, the Board of Directors of ZymeTx, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of Common Stock, par value $.001 per share (the "Common Stock"), of the Company. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock, par value $.001 per share (the "Preferred Stock") at a price of $47.50 per one one-thousandth of a share ( the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the day which is the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons, with certain exceptions set forth below, has acquired beneficial ownership of 20% or more of any class of the outstanding voting stock of the Company (an "Acquiring Person") and (ii) the tenth business day after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 20% or more of any class of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer), or such later date as may be determined by a majority of the Board of Directors and the Continuing Directors (as defined below).

         An Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any person or group whose ownership of 20% or more of the shares of any class of voting stock of the Company then outstanding results solely from (i) any action or transaction or transactions approved by a majority of the Board of Directors and the Continuing Directors before such person or group became an Acquiring Person or (ii) a reduction in the number of shares of issued and outstanding voting stock of the Company pursuant to a transaction or transactions approved by a majority of the Board of Directors and the Continuing Directors.

         The term Continuing Director means any member of the Board of Directors of the Company who was a member of the Board prior to the adoption of the Rights Plan and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

         In the event that, without the approval of the Board of Directors (and the Continuing Directors), an Acquiring Person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock (unless such acquisition is made pursuant to a tender offer for all outstanding shares of the Company, at a price determined by a majority of the Continuing Directors of the Company to be fair and otherwise in the best interest of the Company and its



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stockholders), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Exercise Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person will be null and void.

         In the event that following the Stock Acquisition Date, without the approval of the Board of Directors (and the Continuing Directors), (i) the Company engages in a merger or business combination transaction in which the Company is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the stockholders of the Company, as described in the preceding paragraph); (ii) the Company engages in a merger or business combination transaction in which the Company is the surviving corporation and the Common Stock is changed or exchanged; or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, common stock of the acquiring company having a value equal to two times the Exercise Price.

         The Exercise Price and the number of units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of units of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Fractions of shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share) may, at the election of the Company, be evidenced by depositary receipts. The Company may also issue cash in lieu of fractional shares which are not integral multiples of one one-thousandth of a share.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on February 3, 2009, unless earlier redeemed or exchanged by the Company, in each case as described below.



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         Until the Distribution Date (or earlier redemption or expiration of the
Rights), new Common Stock certificates issued after February 3, 1999 will contain a legend incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         The Company may redeem the Rights in whole, but not in part, any time on or prior to the close of business on the earlier of (i) the tenth day after the time that a person (or group of affiliated or associated persons) has become an Acquiring Person (or such later date as a majority of the Board of Directors and the Continuing Directors may determine) or (ii) February 3, 2009, at a price of $.001 per Right (the "Redemption Price"), with the approval of the Continuing Directors. Immediately upon the effective time of the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For as long as the Rights are then redeemable, the Company may amend the Rights in any manner, including an amendment to extend the time period in which the Rights may be redeemed. At any time when the Rights are not then redeemable, the Company may amend the Rights in any manner that does not materially adversely affect the interests of holders of the Rights as such. Amendments to the Rights Agreement require the approval of a majority of the Continuing Directors.

         The Company may exchange, in whole or in part, the Rights (other than Rights owned by an Acquiring Person) at any time after a person (or group of affiliated or associated persons) becomes an Acquiring Person and prior to the acquisition by any such person or group of 50% or more of any class of outstanding voting stock of the Company, at an exchange ratio of one share of Common Stock (or a fraction of a share of Preferred Stock or other consideration having equivalent market value) per Right (subject to adjustment).

         Until a Right is exercised, the holder, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Item 2.         Exhibits.
-------         ---------

1. Form of Rights Agreement (the "Rights Agreement") is incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed
     February 5, 1999.




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                                    SIGNATURE



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.




ZymeTx, Inc.
-------------------------------
(Registrant)


Dated: February 5, 1999


By:   /s/ Peter G. Livingston
-----------------------------------
Name:    Peter G. Livingston
Title:   President and Chief Executive Officer




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